EXHIBIT 99.1

Endeavour Silver Completes Feasibility Study on the Terronera Project in Jalisco State, Mexico.  Robust Economics Supported by Larger Mineral Reserves, Higher Annual Silver Production and Longer Mine Life; Video Webcast and Q&A at 7AM PDT (10AM EDT) Today

VANCOUVER, British Columbia, Sept. 09, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) is pleased to announce it has now completed a Feasibility Study (“FS”) on the 100% owned Terronera Project in Jalisco state, Mexico. Robust economics are supported by larger mineral reserves, higher annual production and longer mine life (“LOM”) compared to the 2020 Pre-Feasibility Study (“Endeavour Silver Corp. Terronera Project NI 43-101 Technical Report dated July 31, 2020) (“2020 PFS”).

The Feasibility Study supports a high grade, silver-gold underground mining operation at Terronera producing an average of 3.3 million payable ounces (“oz”) silver and 32,874 payable oz gold per year over a 12-year mine life. Endeavour management worked with Wood PLC for 12 months to complete the FS, which included comprehensive reviews of the construction, operations, and costs, to provide confidence for project completion within budget and on schedule. Endeavour Silver has commenced initial earthworks and intends to make a formal construction decision subject to completion of a financing package, and receipt of additional amended permits later this year. An additional $13 million budget has been approved to advance the initial earthworks, site clearing, temporary camp and ordering of long lead items for a cumulative 2021 development budget of $21 million approved to date.

Wood PLC will author the Technical Report in accordance with National Instrument 43-101, to be filed on SEDAR and EDGAR within 45 days of this news release.

The FS base case assumes a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexican Peso to US Dollar exchange rate of 20:1. The FS also presents project sensitivities including a sensitivity scenario using a spot silver price of $24 per oz and a spot gold price of $1,800 per oz. All currency references herein are in US$.

A video webcast to discuss the results of the Feasibility Study is scheduled for today, Thursday September 9, 2021, at 7:00 a.m. Pacific time (10:00am Eastern time) with Chief Executive Officer, Dan Dickson. The investor presentation which accompanies this news release is available (here). All details with respect to participation in the webcast are outlined in the “2021 Feasibility Study Video Webcast” section below.

Highlights from the Feasibility Study

  Robust Economics
    Models an underground mine operation that will process 7.4 million tonnes of ore at 1,700 tonnes per day (“tpd”) over the 12-year mine life (“LOM”).
    Base Case and Spot Price sensitivity highlights (Spot Price sensitivity uses $24 silver and $1,800 gold):
Metric	Base Case	Base case at Spot Price Sensitivity
After- tax NPV (5%)	$174 million	$282 million
After-tax IRR	21.3%	30.0%
Payback Period	3.6 years	2.5 years
LOM Cash Cost per oz silver payable, net of gold credit(1)	$0.59 per oz	($1.51) per oz
LOM Mine All-in sustaining per oz silver payable, net of gold credit (“MAISC”)(1)	$3.24 per oz	$1.15 per oz
Pre-tax cumulative undiscounted free cash flow(1)	$476 million	$716 million
After-tax cumulative undiscounted free cash flow (1)	$311 million	$467 million

Abbreviations include: NPV = net present value, IRR = internal rate of return, LOM = life of mine, MAISC = mine site all-in sustaining cost, AgEq = silver equivalent.

  Larger Mineral Reserve
    Revised reserve estimate incorporates improved methodology to capture high grade silver zones. Total LOM reserves increased by 33% to 7.4 million tonnes (Mt) at comparable grades as provided in the 2020 PFS – additional 1.8 Mt was included in the reserve estimate in the feasibility study.

  Higher Annual Silver Production Over Longer Mine Life
    Years 1-4 averages 4.4 million oz silver and 39,767 oz gold for 7.5 million oz silver equivalent at an average throughput grade of 455 gpt silver equivalent. The mine plan sequences the high-grade La Luz orebody in early years to optimize grade and cash flow.
    LOM annual payable production averages 3.3 million oz silver and 32,874 oz gold for 5.9 million oz silver equivalent at an average throughput grade of 374 gpt silver equivalent.

  Low Quartile Operating Costs will Generate Significant Free Cash Flow
    LOM MAISC at the base case is $3.24 per payable oz silver, net of the gold credit; years 1-4 MAISC weighted average is $4.69 per payable oz silver, due to front loaded development schedule.
    LOM annual after-tax free cash flow at the base case, once in full year production is $40 million.
    LOM annual after-tax free cash flow at the spot price sensitivity, once in full year production is $52 million.

  Increased Capital Cost
    Initial capital(1) cost of $175 million.
    Early construction activities have commenced including temporary camp construction and preparation for forestry work and site clearing (portal #1 & #2 areas). Full construction work will commence following a formal development decision upon completion of project financing package.
    Front-end engineering and design work is well advanced, and procurement activities of long lead items are underway.
    Key permits required to begin construction have been granted; minor permit amendments and extensions are being filed to meet current feasibility design

Dan Dickson, CEO, commented, “With the completion of the feasibility study, the Terronera project is now advancing rapidly towards financing and construction. The results provided today support the construction of our largest, and lowest cost mine.  We believe there are further opportunities to optimize the project and grow the mineral resource. It is our belief that, with continued drilling success, there is potential to add significant production ounces and mine life at Terronera.”

“In the mining industry, there are very few silver dominant projects that are substantially de-risked and located in favorable jurisdictions such as the Terronera Project. The Feasibility Study reflects a tremendous amount of rigour and work required to elevate the project to be suitable for financial due diligence. We believe the Feasibility Study provides a well-designed, comprehensive plan completed under the direction of our management team and a successful global engineering firm, Wood PLC.”

“Subject to Board review and approval later this year, we plan to formally break ground on construction. We are very pleased to deliver this important milestone for our shareholders, employees, the local communities, and other stakeholders.”

Location, Access, Physiography, Infrastructure

Terronera is located approximately 50 kilometres northeast of the port city of Puerto Vallarta in Jalisco state, Mexico, about a 1½ hour drive on Highway 70 to the town of San Sebastian del Oeste. The property has excellent road access and is situated in a mountainous region at elevations of 1,500-2,200 metres above sea level.  Water, power and labour are all available locally; however, for the mining operations, site-power generation and an employee camp will be required. Water for the operations will be supplied from mine dewatering.

Property, History, Geology, Mineralization

Terronera consists of 25 mineral concessions totaling 20,128 hectares.  Discovered in 1542, the San Sebastian district went through sporadic periods of small-scale silver and gold production from more than 50 old mines on approximately 20 mineralized veins.  All mining halted around 1910-1912 during the Mexican Revolution and little work was done at Terronera until Grupo Mexico acquired the project and conducted some exploration work in the late 1980’s and early 1990’s.

Endeavour purchased Terronera from Grupo Mexico for $2.75 million in 2010, and all expenditures since inception including exploration and engineering to date total $32.9 million.  The Company commenced exploration work in 2011 and discovered mineralization in the Terronera Vein in 2012. High grade, silver-gold sulfide and sulfosalt mineralization is hosted in multiple low sulfidation, epithermal veins from 1 to 30 m thick over an area 12 km long by 6 km wide.  The veins occur within late Cretaceous andesite to rhyolite volcanic rocks within the Sierra Madre Occidental metallogenic belt where it transects the Trans-Mexico Volcanic Belt.

Mineral Reserves and Resources

The Feasibility Study provides a revised mine plan from the previously completed Pre-Feasibility studies, including revised reserve and resource estimates, mining methods, mining dilution and recovery assumptions. The revised resource estimate uses high yield restriction methodology to ensure that the influence of the high-grade samples did not extend beyond their observed range of continuity.

Terronera and La Luz Probable Mineral Reserve (FS 2021)
Terronera	Tonnes (kt)	Ag (g/t)	Au g/t	Ag Eq g/t	Ag (000’s oz)	Au (000’s oz)	Ag Eq (000’s oz)
Total Probable	7,380	197	2.25	374	46,707	534	88,834
  Mineral Resource cut-off grades for Terronera was 150 g/t silver equivalent and the Mineral Reserve cut-off grades for Terronera and La Luz Deposits were 166 g/t and 197 g/t silver equivalent respectively.
  Mining recoveries of 93% were applied for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 1.0 metres for Mineral Reserve Estimate calculations.
  Dilution factors for Mineral Reserve Estimate calculations averaged 27.5%.
  Silver equivalent grades and ounces are based on a 79:1 silver:gold ratio
  See Cautionary Note to U.S. Investors below.
2021 Terronera Resource Estimate
	Tonnes (kt)	Ag (g/t)	Ag (koz)	Au (g/t)	Au (koz)	AgEq (g/t)	AgEq (koz)
Indicated	5,181	256	42,707	2.49	415	443	73,755
Inferred	997	216	6,919	1.96	63	363	11,624

2021 La Luz Resource Estimate
	Tonnes (kt)	Ag (g/t)	Ag (koz)	Au (g/t)	Au (koz)	AgEq (g/t)	AgEq (koz)
Indicated	122	182	745	13.11	54	1,165	4,774
Inferred	61	150	295	11.35	22	1,001	1,977
  Mineral Resources have an effective date of March 5, 2021.  The Qualified Person responsible for the Mineral Resource estimate is Tatiana Alva, P. Geo, an employee of Wood Canada Ltd.
  Mineral Resources includes Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  AgEq is calculated as the sum of silver plus gold grades factored by the differential in gold and silver metal prices and metallurgical recoveries.
  Mineral Resources are constrained within a wireframe constructed at a nominal 150 g/t AgEq cut-off grade
  A 150 g/t AgEq cut-off grade considers metallurgical performance, mining, processing, site G&A operating costs, treatment and refining charges and royalties.
  Mineral Resources are stated as insitu with no consideration for planned or unplanned external mining dilution.
  The silver and gold estimates presented in the Mineral Resource estimate table have not been adjusted for metallurgical recoveries.
  Numbers have been rounded as required by reporting guidelines, and may result in apparent summation differences.
  See Cautionary Note to U.S. Investors below.

Initial and Sustaining Capital

The initial capital cost of the project is $175 million, to be incurred over a 24-month period including construction and ramp up to full production. Initial capital is significantly higher than the 2020 PFS due to the larger plant size and footprint resulting in increased higher initial mine development and equipment costs, optimized plant flowsheet, higher costs due to current global macroeconomic trends and improved operability and flexibility. Cumulative sustaining capital(1) is estimated at $105.7 million with over 60% spent in operating years 1-3 for the phased underground mine development.

Metric ($ million)	Pre-Production	Sustaining	Total LOM
Mining	$61.6	$102.5	$164.1
Tailings Management Facility	$2.6	$1.1	$3.7
Ore Crushing & Handling	$6.6	-	$6.6
Mineral Processing Plant	$28.6	$2.0	$30.6
On-site Infrastructure	$22.2	-	$22.2
Off-site Infrastructure	$2.3	-	$2.3
Total Direct Costs	$123.9	$105.6	$229.5
Owner Costs	$21.7	-	$21.7
Project Indirect Costs	$17.2	-	$17.2
Contingency	$12.2	-	$12.2
Total Indirect Costs	$51.1	-	$51.1
TOTAL	$175.0	$105.6	$280.6

Operating, Cash and All-in Sustaining Costs

The LOM average direct production cost per tonne processed is $87.06, 4% higher than the 2020 PFS, due mainly to higher processing costs, smelter charges and increased administration costs, offset by lower mining costs with the increased use of long hole mining method.  Cash costs, net of by-product credits are estimated to be $0.59 per payable oz silver and mine-site all-in-sustaining costs, net of by-product credits are estimated to be $3.24 per payable oz silver, both slightly increased compared to the 2020 PFS.

EBITDA and FCF

The average annual EBITDA(1) during full years commercial production is $63.5 million and after-tax free cash flow is $40.7 million. The cumulative LOM EBITDA and after-tax free cash flow are estimated at $757 million and $311 million, respectively 59% and 43% higher than the 2020 PFS.

Project Sensitivities

At base case prices and a 5% discount rate, the after tax NPV and IRR are most sensitive to metal prices and least sensitive to initial capex.  Changes to gold and silver prices have a similar impact on the Project’s financial outcomes.

Sensitivity Table **
Gold Price	Silver Price	After Tax NPV	After Tax IRR
$1,050	$14.00	$(21.8)	2.6%
$1,200	$16.00	$39.9	9.1%
$1,350	$18.00	$100.5	14.9
$1,575	$20.00	$174.1	21.3%
$1,650	$22.00	$221.7	25.2%
$1,800	$24.00	$282.3	30.0%
$1,950	$26.00	$342.8	34.6%

* Denotes base case pricing assumptions
**Sensitivities are based on a 75:1 silver to gold ratio

Sensitivity Table
Movement	OPEX NPV	OPEX IRR	Initial CAPEX NPV	Initial CAPEX IRR
-20%	$218.6	24.8%	$202.5	28.2%
-10%	$196.4	23.1%	$188.3	24.4%
Base Case	$174.1	21.3%	$174.1	21.3%
10%	$151.9	19.5%	$160.0	18.8%
20%	$129.7	17.6%	$145.8	16.6%

Mining Operations

Both Terronera and La Luz will be mechanized ramp access underground mines capable of producing a combined average of 1,700 tpd to meet the plant capacity. The feasibility study mining operations include increased mine development up front to increase the use of long-hole mining. Nearly 60% of the ore deposit will be mined using long-hole mining, with 20% development within ore and 20% cut and fill. At Terronera, both transverse and longitudinal long-hole stoping as well as cut-and-fill extraction are used. At La Luz, shrinkage stoping are used due to reduce development and dilution for the narrow, high-grade vein deposit.

Plant Flowsheet

The plant flowsheet with a 1,700 tpd capacity, consists of three-stage crushing, grinding, flotation (flash, rougher, scavenger and cleaner), concentrate thickening and filtration, tailings filter plant and a filtered-tailings (dry stack) storage facility. Ore will be delivered to the crusher primarily through the #1 Portal that will be collared at the stockpile area.

Surface Infrastructure

Surface infrastructure to be constructed at Terronera includes conventional surface gravel roads, underground haul roads, power generation plant, reclaim and fresh-water ponds, waste and ore stockpiles, ancillary buildings, communications and camp facilities. The FS provides for energy with a power purchase agreement using liquified natural gas to meet the estimated 8.7 megawatts for the project, including the camp.

Government Permits

A significant number of the government permits for project development are in place. Minor amendments are required for modifications resulting from surface infrastructure changes, tailings storage facility footprint expansion and the additional mine portal access. Designs are being focused on permitted areas to allow early civil works that can be expanded as minor permits are received. SEMARNAT, the agency responsible for permitting, has been responsive as offices are reopening following restricted activities due to COVID; several of these minor amendments have been approved since early July 2021.

Project Schedule and Next Steps

Management has been working with a number of groups to arrange debt financing and the Board has approved additional expenditures to December 31, 2021 totaling $13 million to advance earthworks and purchase long lead items. As of June 30, 2021, the Company had a cash balance of $125 million and working capital of $147 million. The Terronera Project will take approximately 24 months for construction and ramp up to full production.  These timeframes do not take into account further disruptions to the labour market and global supply chain interruptions due to the COVID 19 pandemic.

Social Impact and Sustainability Initiatives

Endeavour Silver has made key strategic additions to the Project Management, Community Relations and Environment team over the last year. A Project office has been opened and staffed in Puerto Vallarta, near the project area, and a community relations office in San Sabastian del Oeste, at the project site, to promote dialogue and participation with our interested stakeholders. Endeavour currently employs 50 full time staff at these two locations.

The Project Management team has significant construction and operating experience in underground mines around the world, and especially in Latin America. Key project management were integral in the build of the Escobal mine in Guatemala and the Buritica mine in Colombia, as well as having significant operational experience in Mexico and South and Central America. The Management team has engaged local and state government representatives in all state ministries and are working with and aligning sustainability objectives with leaders.

Over the life of the project, at the base case, the FS estimates $171.6 million in Corporate tax payments which is comprised of $7.0 million in Government Royalties (environmental duties), $36.3 million in Special Mining Duty and $128.3 million in Corporate Taxes, exclusive of local taxes, payroll taxes and other fees and taxes.

The Terronera project will employ 750 people during peak construction and 500 people during the operations phase. Endeavour has already transferred several employees to Terronera from existing operations and will continue to do so. Social studies have provided a good understanding of local services and personnel to maximize local hiring and procurement in the area. Community relations are mainly focusing on the two closest towns, Santiago de los Pinos and San Sebastian del Oeste (combined population of approximately 1,250).

The Company’s initiatives in the communities include:

  Comprehensive risk management plan to address COVID-related protocols and safety measures for construction crews and employees.
  Gap analysis to integrate Equator Principles into the Environmental Social Management System to meet bank financing requirements to mitigate impacts to the environment and neighboring communities.
  Traffic studies based on project needs and a plan to safeguard community health, safety and security for project construction and operation; traffic safety including road signage currently underway.
  Establishing a full time medical and ambulance facility, paramedics and a doctor to serve both the project and support the community.
  Reviewing, planning and financing in cooperation with the municipality, Jalisco state and the National Water Commission (CONAGUA) to improve the community sewage treatment plant in the Los Pinos township.
  Social impact assessment underway within the communities to identify potential project impacts on use of land and natural resources.
  Water studies for the environmental baseline.
  Evaluating reforestation plan alternatives to make conservation efforts part of the community’s sustainable development management plans.
  Grievance mechanism at Terronera and within the community to receive, investigate and respond to stakeholder concerns.
  Construction of “La Terronera Community House” – a community centre for training workshops, cultural programs, and a community garden.
  Ongoing government engagement work with local, municipal, state and federal authorities including: City council of San Sebastian del Oeste Jalisco, Environment Boards (JISOC & SEMARNAT), CONAGUA, Social Development, Tourism, Governor of the State of Jalisco and local Ejido. Current engagement is focused on obtaining stakeholder feedback on the project.

Key Conceptual Differences Between the Feasibility Study as compared to the 2020 PFS

  Mining
    Additional facilities incorporated into mine design for new Portal #3 to access high grade ore in early years to improve mine sequencing, mine plan flexibility and ore availability.
    The new portal allows access to develop more mining areas earlier in production schedule for a faster production ramp up in the first two years and to open more mining areas to provide flexibility to maintain ore feed when in operation.

  Onsite Infrastructure
    Feasibility Study utilizes current costs which are higher in the areas of electrical requirements, roads, waste rock management and water management.
    Additional camp facilities required to accommodate larger construction crew and operations crew with the addition of a new mining access (portal #3).

  Process Plant
    Plant throughput increased to 1,700 tpd, resulting in an upgrade to the crushing, grinding, flotation and filtration systems.
    Increased industry demand for milling equipment resulted in price quotes higher than previous pricing estimates.

The following table compares the Feasibility Study to the 2020 PFS.

TERRONERA PROJECT	FS - PFS Change
2021 Feasibility Study Compared to 2020 PFS	2021	2020	% Change
Silver Price	20.00	15.97	25%
Gold Price	1,575	1,419	11%
Silver:Gold Ratio	79	89	(11%)
Operating Statistics
LOM Tonnes Processed LOM (thousands)	7,380	5,563	33%
Life of Mine (Years)	12.0	10.0	20%
Average silver grade (g/t)	197	201	(2%)
Average gold grade (g/t)	2.25	2.29	(2%)
Silver equivalent grade (g/t) (Base Prices)	374	405	(8%)
Average silver recovery	87.7%	85.1%	3%
Average gold recovery	76.3%	82.2%	(7%)
LOM payable Ag ounces produced (millions)	39.3	29.8	32%
LOM payable Au ounces produced (thousands)	393	328	20%
LOM payable Ag Eq ounces produced (millions)	70.3	59.0	19%
Avg annual payable Ag ounces produced (millions)	3.3	3.0	10%
Avg annual payable Au ounces produced (thousands)	33	33	(0%)
Avg annual payable Ag Eq ounces produced (millions)	5.9	5.9	(0%)
Capital Expenditure Statistics
Initial Capital Expenditure (millions)	175.0	99.1	77%
Process Capacity (tonnes per day)	1,700	1,600	6%
LOM Sustaining Capital	105.7	60.4	75%
Total LOM Project Capital	280.6	159.5	76%
Operating Cost Metrics
LOM Gross Revenue(1) (millions)	1,406.2	942.7	49%
LOM Gross COS(1) (millions)	642.5	466.3	38%
LOM EBITDA (millions)	756.6	476.4	59%
After Tax LOM Free Cash Flow (millions)	311.4	217.4	43%
Cash costs net of by-product (per silver ounce)	0.59	0.00	100%
All in sustaining (per silver ounce)	3.24	2.10	54%
Cash costs by Silver Equivalent (per silver ounce)	9.14	7.90	16%
All in sustaining Silver equivalents (per silver ounce)	10.62	8.96	19%
Total Direct Production Costs (per Tonne)	87.06	83.82	4%
Mining Costs (per tonne)	30.96	44.64	(31%)
Processing Costs (per tonne)	25.47	19.27	32%
General and Administrative (per tonne)	10.90	6.16	77%
Treatment & Refining Charges (per tonne)	15.26	9.76	56%
Royalty Costs (per tonne)	4.46	3.97	12%
Financial Rate of Return Metrics
After Tax Project Net Present Value (millions) (5%)	174.1	137.1	27%
After Tax Internal Rate of Return	21.3%	30.0%	(29%)
Pay Back Period (years)	3.6	2.7	31%

Opportunities to Enhance Value

Management has identified several opportunities to enhance value for the Terronera Project that will be further evaluated during the development phase. Management is considering various engineering, procurement, construction and management approaches including hybrid models to incorporate internal expertise and capabilities that provide an efficient transition from development to operations to reduce management costs. Further opportunities include:

  Expand Resources & Reserves – additional definition drilling within the current resource footprint, which already includes over 1.1 Mt of inferred at 212 g/t AgEq, and exploration drilling outside the current resource footprint, in newly identified regional targets.
  Mining Method – additional geotechnical drilling and trial mining to increase confidence in ground conditions; potential for additional long-hole mining and/ or increased mine production rates and lower mining costs.
  Recovery Improvements – evaluate alternatives in grinding and flotation circuits to improve recovery for both silver and gold, and upgrade concentrate quality.
  Process Plant Capacity – provisions for increasing plant throughput to the extent mining rates can be increased from the current reserves, or as new sources become available from additional discoveries in the district, to improve profitability and cashflow within existing facilities.
  Optimize Layout – improve site and mechanical arrangements to reduce earthworks volumes and costs.
  Used Equipment – evaluate used equipment to reduce cost and lead time.
  Filter Tailings Plant Location – evaluate the location of the filter plant below the tailings storage facility to reduce haulage costs.
  Power Plant– evaluate owner procurement and operations of the generators to reduce power cost, and locate power plant to minimize LNG transport cost and reduce public road usage near the mill.
  Geotechnical – use new geotechnical site investigation results to locate facilities to reduce earthworks drill and blast rock and overall excavated volumes and costs.

Exploration Potential

Several identified opportunities remain to enhance the value of the Terronera Project and will be further evaluated during the construction phase.  The main Terronera and La Luz Vein orebodies are both open to a certain extent to surface and at depth.  There are three main areas with significant potential to increase Mineral Resources, the deep central area, the central-north part and the shallow part of the Santa Gertrudis – El Hundido area.  As per the news release dated June 8, 2021, the Company announced that it has intercepted high grade silver-gold mineralization in a number of structures near the Terronera vein, highlighting the potential of the area. Four structures, the San Simon, Fresno, Pendencia and Lindero veins are located immediately to the southeast of the Terronera vein, and the Los Cuates vein is located approximately 10 kilometres to the northwest of the Terronera Project. Management continues drilling the Los Cuates vein with further results expected in the fourth quarter.

2021 Feasibility Study Video Webcast

A video webcast to discuss the updated economics for the 2021 FS is scheduled for Thursday September 9, 2021, at 7:00 a.m. Pacific time (10:00am Eastern time), with Chief Executive Officer, Dan Dickson. Those interested in participating, are invited to join online: https://www.edrsilver.com/terroneraFS2021webinar

The investor presentation which accompanies this video webcast is available (here) and will be available on the homepage of the Company website and under the Investor Relations, Events and Webcast sections.

A Question and Answer period will follow. Participants can submit a question through the webcast webform via “Submit a Question” button.  The webcast will also be archived for replay.

Qualified Persons and QA/QC

Dale Mah, P.Geo., Vice President Corporate Development of Endeavour, is the Qualified Person who reviewed and approved this news release. The Feasibility Study (FS) team includes Wood PLC QPs, Tatiana Alva, P.Geo., William Bagnell, P.Eng., Alan Drake, P.Eng., Kirk Hanson, P.Eng. and Humberto Preciado, P.Eng., who are the Independent Qualified Persons for the 2021 FS and who have prepared the scientific and technical information on the Terronera project and reviewed the information that is summarized in this press release.  The qualified persons preparing the FS report have followed industry accepted practices for verifying that the data used in the study is suitable for the purposes used.  Site visits by three of the qualified persons (including Dale Mah from Endeavour and Tatiana Alva and Humberto Preciado from Wood) is part of the data verification procedures.  A more detailed description of data verification undertaken by the qualified persons will be included in the relevant sections of the technical report that will be filed within 45 days of this press release

A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 30 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

(1) Non-IFRS Financial Measures

The Company has included certain non-IFRS measures in this document as discussed below.  The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cash cost (“Cash cost”) per ounce
Cash cost per ounce is a non-IFRS measure.  In the silver mining industry, this metric is a common performance measure that does not have a standardized meaning under IFRS.  Cash costs include direct costs (including smelting, refining, transportation and selling costs), royalties and special mining duty and changes in finished goods inventory net of gold credits.  For the purpose of the FS, special mining duty has not been included in cash costs but is included in tax expense.

Mine Site - All-in sustaining costs (“MAISC”) and All-in sustaining cost(“AISC”) per ounce
MAISC and AISC per ounce are non- IFRS measures.  These measures are intended to assist readers in evaluating the total cost of producing silver from operations.  While here is no standardized meaning across the industry for AISC measures, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council and used as a standard of the Silver Institute.  The Company defines AISC as the cash operating costs (as defined above), reclamation cost accretion, mine site expensed exploration, corporate general and administration costs and sustaining capital expenditures. For the purpose of the FS, MAISC does not include corporate general and administration costs or mine site expensed exploration.

Free cash flow
In the mining industry, free cash flow is a common performance measure with no standardized meaning.  The Company calculates free cash flow by deducting cash capital spending (capital expenditures, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to inventors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company.

Initial and sustaining capital
Initial and sustaining capital are non-IFRS measures.  Initial capital is defined as capital required to develop and construct to bring the mine to commercial production and sustaining capital is defined as the capital required to maintain operations at existing levels.  Both measurements are used by management to assess the effectiveness of an investment program.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation and amortization.  EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Gross revenue and Gross Cost of Sales
Gross revenue represents gross sales of silver and gold and is calculated by adjusting net revenue for the removal of treatment, refining and transportation costs.  Gross cost of sales is calculated by adjusting cost of sales for the inclusion of treatment, refining and transportation costs.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 and future years including statements regarding the resource estimates, economics analysis and production estimates in the 2021 FS, changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations..

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of the Terronera economic analysis and resource and production estimates for Terronera, the ultimate impact of the COVID 19 pandemic on operations and projects and results, changes in production timelines and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to availability of financing, precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the availability of project mine financing, the ability to achieve the revenue, costs and production estimates in the Terronera 2021 FS, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, no material impact of the COVID 19 pandemic on the Terronera development plans, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Cautionary Note to U.S. Investors

Technical disclosure regarding the Company’s properties included in this press release and the Feasibility Study were prepared in accordance with Canadian National Instrument 43 101— Standards of Disclosure for Mineral Projects (“NI 43 101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended, which differ from the requirements of United States securities laws. The standards for defining mineral reserves and mineral resources under NI 43-101 and CIM differ from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 and CIM may not qualify as, or be identical to, mineral reserves and mineral resources estimated under SEC standards applicable to U.S. companies. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies subject to the SEC’s reporting and disclosure requirements for mineral reserves and resources.